Midwest@Work Initiative

MIDWEST@WORK ECONOMIC IMPACT OF INVESTMENTS
		(2016-present)

58	$1.6B	$52.0M	$2.8B	8,811
Number of Projects	HIT Investment Amount	Building America NMTC Allocation	Total Development Cost	Housing Units Created or Preserved

$5.1B	21.0M	28,447	$668.2M	5,039
Total Economic Impact	Hours of Construction Work Generated	Total Jobs Created	State, Local and Federal Tax Revenue Generated	Low-and Moderate- Income Housing Units (57% affordable)

Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of March 31, 2022. Economic impact data is in 2021 dollars and all other figures are nominal.

The performance data quoted represents past performance and is no guarantee of future results. Investment results and principal value will fluctuate so that units in the HIT, when redeemed, may be worth more or less than the original cost. The HIT’s current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available from the HIT’s website at www.aflcio-hit.com. Gross performance figures do not reflect the deduction of HIT expenses. Net performance figures reflect the deduction of HIT expenses and are the performance figures investors experience in the HIT. Information about HIT expenses can be found on page 1 of the HIT’s current prospectus. Periods over one year are annualized.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HITs current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055. Investors should read the current prospectus carefully before investing.